Fort Pitt Capital Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 14, 2011

VIA EDGAR TRANSMISSION

Mr. Larry Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Fort Pitt Capital Funds (the “Trust”)
File Nos.: 333-69326 and 811-10495

Dear Mr. Greene:

This correspondence is being filed in response to your oral comments and suggestions of June 9, 2011, to the Trust’s Preliminary Proxy Statement filing on Schedule 14A filed on Monday, June 6, 2011, on behalf of the Trust and its series, the Fort Pitt Capital Total Return Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the preliminary proxy statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the preliminary proxy statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

1.
Staff Comment: With respect to the third bullet point on page i, please revise to state that after the reorganization is complete, the acquired fund’s trust, Fort Pitt Capital Funds, will be deregistered under the 1940 Act.

Response:  The Trust responds by revising the disclosure as follows:

•	“the complete liquidation and dissolution of the Acquired Fund and the Trust and subsequent deregistration of the Trust under the Investment Company Act of 1940.”

2.	Staff Comment: With respect to the third Board consideration on page 1, please revise to state that after July 15, 2012, the 1.24% limit on the acquiring fund’s operating expenses may be changed.

Response:  The Trust responds by revising the disclosure as follows:

3.
“Operating expenses are expected to decline as a result of the Reorganization because the Acquiring Fund is a series of a trust with multiple series and a larger amount of assets.  Certain expenses of the Acquiring Fund are expected to decrease due to economies of scale (such as legal and insurance expenses).  The Adviser currently intends to continue to limit total annual operating expenses of the Acquiring Fund to 1.24% of its average daily net assets for at least one year after the proposed closing date of the Reorganization, namely July 15, 2012.  This expense limitation may change after July 15, 2012.”

3.
Staff Comment: With respect to footnote 3 to the “Annual Fund Operating Expenses” table on page 2, the Staff notes that the acquired fund’s expense cap will remain in effect at least through May 17, 2012, which is less than one year from the date of the proposed reorganization.  Please attempt to explain the significance of this date versus July 15, 2012.  Please also rename the title of the last column in the table “Pro Forma Acquiring Fund.”

Response:  The Trust responds by revising the disclosure as follows to reflect that the May 17, 2012 date pertains to the acquired fund’s current prospectus and is more than one year after the acquired fund’s current prospectus’ effective date.  The Trust also responds by directing the Staff to the third sentence of the footnote which states that the expense cap for the acquiring fund will remain in effect at least through July 15, 2012, which is one year from the date that the reorganization is expected to take effect.

“The Adviser has contractually agreed to waive all or a portion of its management fees and reimburse the Acquired Fund for expenses to ensure that Net Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, AFFE and extraordinary expenses) do not exceed 1.24% of the Fund’s average daily net assets (the “Expense Cap”).  The Expense Cap for the Acquired Fund will remain in effect through at least May 17, 2012, as disclosed in the Acquired Fund’s current prospectus dated February 28, 2011.  If the Reorganization is approved, the Expense Cap for the Acquiring Fund will take effect upon the Reorganization and will remain in effect for at least one year after the proposed Reorganization closing date, namely July 15, 2012.  Under certain conditions, the Adviser may recoup previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Cap.”

Additionally, the Trust responds be revising the title of the second column of the “Shareholder Fees” and “Annual Fund Operating Expenses” tables to read “Pro Forma Acquiring Fund.”

4.
Staff Comment: On page 2, please add a caption which reads “Example” before the paragraph beginning “You would pay the following expenses . . .“  Additionally, the Staff notes that the numbers following this paragraph do not include a second row disclosing expenses for the various periods if a shareholder does not redeem his or her shares at the end of each period.  Please explain supplementally why this second row is not included.

Response:  The Trust responds by adding the requested caption.  The Trust also responds supplementally by stating that a second row as described in the Staff’s comment is not included because there would be no difference in these numbers from those already shown.  Such numbers as described in the Staff’s comment are typically included when reflecting a contingent deferred sales charge (load) (“CDSC”) on redemptions within one year of purchase, resulting in higher expenses for shares redeemed at year 1.  The Fund does not charge such a CDSC.  See Instruction 4(e) of Item 3 of Form N-1A.

5.	Staff Comment: On page 2, please add a statement where appropriate indicating that the acquiring fund is a shell fund with no assets.

Response:  The Trust responds by revising the first paragraph on page 2 as follows:

“The following chart describes the fees and expenses associated with holding Acquired Fund and Acquiring Fund shares.  In particular, the chart compares the fee and expense information for the shares of the Acquired Fund as of the most recently completed fiscal year ended October 31, 2010 and the pro forma fees and expenses of shares of the Acquiring Fund following the Reorganization.  Note that until the Reorganization is complete, the Acquiring Fund is a shell fund which holds no assets. Pro forma expense ratios shown should not be considered an actual representation of future expenses or performance.  Such pro forma expense ratios project anticipated asset and expense levels, but actual ratios may be greater or less than those shown.  However, as described in footnote 3 to the tables below, the Adviser has agreed to cap net annual fund operating expenses for the Acquiring Fund to 1.24% of the Acquiring Fund’s average daily net assets.”

6.
Staff Comment: With respect to the “Principal Investment Strategies” section beginning on page 3, the fourth paragraph states that the Funds may invest in foreign securities.  Please confirm whether this includes foreign securities from emerging markets.  If so, please make appropriate revisions to this section and add a corresponding principal risk.  Additionally, the third paragraph describes the types of fixed income investments in which the Funds may invest.  Please confirm what is meant by “fixed income investments”; do the Funds invest in just debt securities, or do they also invest in preferred debt securities?  If so, please make appropriate revisions to this section and address any corresponding principal risk.

Response:  The Trust responds by stating that the Funds do not invest in foreign securities from emerging markets or preferred debt securities as part of their principal investment strategies.  Therefore, the Trust declines to make revisions with respect to this comment.

7.	Staff Comment: Please confirm supplementally that the final printed version of the proxy statement will conform with all regulatory requirements pertaining to font size.

Response:  The Trust responds supplementally by stating that the final printed version of the proxy statement will conform with all regulatory requirements pertaining to font size.

8.
Staff Comment: With respect to the “Comparison of Fundamental Investment Restrictions” section beginning on page 5, the Staff notes that the acquiring fund’s policy with respect to “senior securities” is vague in its reference to “as permitted by the 1940 Act . . .”  Please explain supplementally what is meant by this language regarding “as permitted by the 1940 Act…”

Response:  The Trust responds supplementally by stating that the language described in the Staff’s comment is used to account for subsequent amendments to the 1940 Act, or any rule or order thereunder.  Disclosure with examples specifically identifying the limitations prescribed by the 1940 Act could become outdated, requiring a change in the fundamental investment restriction which would require a shareholder vote.  The Trust would prefer to disclose fundamental investment restrictions that are consistent with existing regulatory requirements but that do not require updating as regulatory rules change.

9.	Staff Comment: With respect to the “Fund Expenses” section on page 10, please revise the second sentence to include the July 15, 2012 date up until which the expense limitation will be maintained.

Response:  The Trust responds by revising the disclosure as follows:

The Acquiring Fund will have the same management, distribution and service fees as the Acquired Fund, except that Fund Administration Fees and Fund Accounting Fees charged the Acquiring Fund by U.S. Bancorp Fund Services, LLC will be slightly higher than is presently paid by the Acquired Fund for those services.  However, it is anticipated that the expenses of the Acquiring Fund will not exceed those of the Acquired Fund due to the expense limitation agreement which will remain in effect following the Reorganization for at least one year, namely July 15, 2012.  Certain expenses of the Acquiring Fund are expected to decrease (such as legal, auditing, and insurance costs).  This decline in fees is expected to reduce total operating expenses before expense caps.

10.
Staff Comment: With respect to the “Operating Expenses of the Funds” section on page 17, the third sentence includes a list of exceptions to the Acquiring Fund’s limitation of operating expenses (e.g., interest, taxes, etc.)  Please revise the paragraph to make clear that these exceptions are not a change from the acquired fund, rather, that the acquiring fund will maintain the same list of exceptions that have been in place with the acquired fund.

Response:  The Trust responds by revising the disclosure as follows:

“The Fort Pitt Board also considered the operating expense ratios for the Acquired Fund and Acquiring Fund.  The Acquiring Fund is expected to have a lower gross operating expense ratio than the Acquired Fund.  The Adviser has agreed to limit the Acquiring Fund’s operating expenses (excluding, as with the Acquired Fund, interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses) to 1.24%, which is a percentage that is identical to the contractual cap the Adviser has agreed upon for the Acquired Fund.  If the Reorganization is approved, the 1.24% cap will remain in place for the Acquiring Fund for at least one year from the proposed closing date for the Reorganization, namely July 15, 2012.”

11.
Staff Comment: With respect to the “Capitalizations” section on page 20, please revise the chart to show “$0” for each cell corresponding to the “Acquiring Fund.”  Please also add an additional row titled “Pro Forma Acquiring Fund” showing the sum of the “Acquired Fund” row and “Acquiring Fund” row.

Response:  The Trust responds by revising the chart as follows:

FUND	TOTAL NET ASSETS	SHARES OUTSTANDING	NET ASSET VALUE PER SHARE
Acquired Fund	$ 37,477,839.74	2,470,523.384	$ 15.17
Acquiring Fund	$ 0	$ 0	$ 0
Pro Forma Acquiring Fund	$ 37,477,839.74	2,470,523.384	$ 15.17

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.  I will contact you in a day or so to determine if you have any further questions or comments.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
For U.S. Bancorp Fund Services, LLC